UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER S.A.

NOTICE TO THE MARKET

EMBRAER CLOSES OUT 2010 WITH 246 JETS DELIVERED

Value of firm order backlog climbs, once again, and reaches US$ 15.6 billion

São José dos Campos, January 17, 2011 – Embraer delivered 92 jets during the fourth quarter of 2010 (4Q10), 30 of which to the commercial aviation market, 61 to executive aviation, and one to the defense segment. Thus, the Company closed out 2010 with 246 jets delivered. The firm order backlog, at the end of the year, came to US$ 15.6 billion, which is 2% higher than the amount recorded on September 30, 2010.

Deliveries by Segment	4Q10	2010
Commercial Aviation	30	100
ERJ 145	2	6
EMBRAER 170	1	9 (+2)	*
EMBRAER 175	3	8
EMBRAER 190	20	58
EMBRAER 195	4	17

Executive Aviation	61	144
Phenom 100	33	100
Phenom 300	15	26
Legacy 600/650 and Shuttle	8	10
Lineage 1000 and Shuttle	5	8

Defense	1	2
ERJ 135	1	1
Legacy 600/650	—	1

TOTAL	92	246

*	Numbers in parentheses signify operating leases

The last quarter of the year was marked by the certification and beginning of operations of a new Embraer executive jet. The large cabin Legacy 650 is based on the successful Legacy 600 platform. Its spacious and comfortable cabin can carry 14 passengers and is able to fly nonstop from São Paulo, Brazil, to Miami, Florida, in the U.S. Eight Legacy 600 and Legacy 650 jets were delivered from October to December. Also, production of the Phenom jets accelerated. In 2010, one hundred Phenom 100 jets were delivered, which is seven more than the previous year, besides 26 Phenom 300s. Embraer also announced an agreement with U.S.-based NetJets, which resulted in firm contract for the sale of 50 Phenom 300s, and another 75 options.

Throughout 2010, the commercial aviation market showed concrete signs of recovery and gradually regained its business activity. Consequently, Embraer sealed contracts for the sale of 97 new airplanes, which is very close to the 100 deliveries made. The following table summarizes the standing of the commercial jet backlog on December 31.

Aircraft Model	Firm Orders	Options	Deliveries	Firm Order Backlog
ERJ 145 Family
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	708	—	706	2
Total - ERJ 145 Family	890	—	888	2

EMBRAER 170/190 Family
EMBRAER 170	191	40	181	10
EMBRAER 175	173	276	133	40
EMBRAER 190	478	353	321	157
EMBRAER 195	105	51	64	41
Total - EMBRAER 170/190 Family	947	720	699	248

TOTAL	1,837	720	1,587	250

In the fourth quarter of 2010:

✓	The Letters of Intent signed with Air Lease and Republic, of the U.S., which were announced at the Farnborough International Airshow, in July, resulted in 16 new firm orders for the EMBRAER 190. Another 44 airplane orders deriving from these agreements could be confirmed in the coming months;

✓	LAM, from Mozambique, confirmed the purchase of one more EMBRAER 190;

✓	Lufthansa, from Germany, bought eight more EMBRAER 195s (converting another two previously ordered EMBRAER 190s into EMBRAER 195s);

✓	CDB Leasing, from China, ordered ten EMBRAER 190s. This order was announced on January 10, but it is shown in the backlog of December 31 as “Undisclosed customer”;

✓	One EMBRAER 190 jet was sold to an undisclosed customer;

✓	Two previously unnamed customers were announced – BA CityFlyer, from the United Kingdom, with two EMBRAER 190s, and Fuji Dream Airlines, from Japan, with one EMBRAER 175;

✓	The 700th E-Jet produced was delivered by Embraer in November and will be operated by BA CityFlyer; and

✓	Five firm orders for the EMBRAER 190 by US Airways were cancelled.

In the defense segment, Embraer announced the sixth agreement for establishing the industrial partnerships for the KC-390 program. Negotiations with the Argentine government could result in the sale of six more of the military transport planes, raising the total number of aircraft currently being negotiated to 60. Our agreements with each of Brazil, Chile, Colombia, Portugal, and the Czech Republic were signed during the third quarter. The Company also concluded the first Super Tucano sale in Asia Pacific, after winning a bidding contest for supplying eight light attack aircraft to the Indonesian Air Force. Deliveries will begin in 2012.

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On December 31, Embraer had a workforce of 17,149 employees – not counting the employees of its partially owned subsidiaries – and its firm order backlog totaled US$ 15.6 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

Attachment:

FIRM ORDER BACKLOG

December 31, 2010

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 135	108	108	—
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandre Air (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional (France)	3	3	—
Republic Airways (USA)	15	15	—
South African Airlink (South Africa)	5	5	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 140	74	74	—
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 145	708	706	2
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadeloupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	5	—
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air - Thailand)	2	2	—
Hainan (China)	25	23	2
KLM (Holand)	2	2	—
LOT Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Nigeria (Nigeria)	1	1	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	191	181	10
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)	6	6	—
EgyptAir (Egypt)	12	12	—
ETA Star Aviation (India)	7	—	7
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	10	9	1
Jetscape (USA)	1	1	—
LOT Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
South African Airlink (South Africa)	2	—	2
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Blue (Australia)	6	6	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	173	133	40
Air Canada (Canada)	15	15	—
ECC Leasing (Ireland)	1	1	—
Flybe (UK)	35	—	35
GECAS (USA)	5	5	—
Jetscape (USA)	1	1	—
LOT Polish (Poland)	12	12	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	—	5
Republic Airlines (USA)	54	54	—
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
Suzuyo (Japan)	2	2	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	478	321	157
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	2	10
Air Canada (Canada)	45	45	—
Air Caraibes (Guadeloupe)	1	1	—
Air Lease (USA)	10	—	10
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	20	9	11
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	7	5	2
Copa (Panama)	15	15	—
Finnair (Finland)	13	10	3
GECAS (USA)	24	24	—
Hainan (China)	50	31	19
JetBlue (USA)	102	48	54
ECC Leasing (Ireland)	1	1	—
Jetscape (USA)	8	4	4
KLM (Holand)	17	17	—
KunPeng (China)	5	5	—
LAM (Mozambique)	3	2	1
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
Nas Air (Saudi Arabia)	10	2	8
NIKI (Austria)	7	5	2
Regional (France)	10	10	—
Republic (USA)	6	—	6
Taca (El Salvador)	11	10	1
TAME (Ecuador)	3	3	—
TRIP (Brazil)	2	—	2
US Airways (USA)	27	25	2
Virgin Blue (Australia)	18	15	3
Virgin Nigeria (Nigeria)	10	2	8
Undisclosed	11	—	11

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	105	61	44
Azul (Brazil)	36	14	22
Flybe (UK)	14	14	—
GECAS (USA)	7	7	—
Globalia (Spain)	12	8	4
LOT Polish (Poland)	4	—	4
Royal Jordanian (Jordan)	2	2	—
Lufthansa (Germany)	29	15	14
Montenegro (Montenegro)	1	1	—

Aircraft delivered by ECC Leasing (included in the previous tables)

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing	8	8	—
EMBRAER 170	6	6	—
Cirrus (Germany)	1	1	—
Paramount (India)	2	2	—
Satena (Colombia)	1	1	—
Gulf Air (Bahrein)	2	2	—
EMBRAER 175	1	1	—
Air Caraibes (Guadeloupe)	1	1	—
EMBRAER 190	1	1	—
JetBlue (USA)	1	1	—

For further information, please contact:

Phone: +55-12-3927-4404

Fax: +55-12-3922-6070

Address: Av. Brigadeiro Faria Lima, 2170. Putim. São José dos Campos – SP. CEP 12.227-901. Brazil.

Phone: 1-954-359-3492

Adress: 276 SW 34th Street, Fort Lauderdale, FL 33315 USA

E-mail: investor.relations@embraer.com.br

Contacts:

André Gaia – Head of Investor Relations

Juliana Villarinho Nascimento Kassiadis – Investor Relations

Paulo Ferreira – Investor Relations

Caio Pinez – Investor Relations

Cláudio Massuda – Investor Relations

Luciano Froes – Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
Name: Cynthia Marcondes Ferreira Benedetto
Title: Chief Financial Officer